

Mail Stop 3720

September 9, 2009

Mr. Thomas Bartlett
Chief Financial Officer
American Tower Corporation
116 Huntington Avenue
Boston, Massachusetts 02116

> **Re:**   **American Tower Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 26, 2009**
>
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **File No. 1-14195**

Dear Mr. Bartlett:

   We have reviewed your supplemental response letters dated July 15, 2009, August 24, 2009, August 27, 2009 and September 2, 2009 as well as your filing and have the following comments. As noted in our comment letter dated April 3, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for Fiscal Year Ended December 31, 2008

Consolidated Financial Statements

Note 3. Goodwill and Other Intangible Assets, page F-16

1. We note your response to prior comment 3. You state that you utilized approximately 20 years of estimated cash flows in valuing the customer relationship intangible assets. You also state in your response to comment 4 that the number of years utilized in the expected cash flow of your customer base intangible assets is assumed to be limited by the underlying life of the tower asset. It is unclear to us why you believe that the value of these customer-related intangible assets (customer relationships and customer base) is limited by the useful life of the towers. Please tell us why your valuation methodology did not

assume a longer period of estimated cash flows. In addition, tell us why you assumed longer periods of cash flows for certain relationships.

2. In your response to prior comment 3, you indicate that your acquisition of SpectraSite resulted in a significant amount of goodwill due to synergies, increased market share and scale, combined network coverage and improved financial flexibility. We note your statement in your May 19, 2009 response that you have a highly concentrated customer base with nearly 70% of your revenues and a substantially greater portion of profits derived from six customer relationships. Considering the fact that there are relatively few customers in your industry, it is still unclear to us why you did not allocate a significantly higher value to your customer relationships. In this regard, describe to us in detail each source that contributed to the significant value of goodwill, including your assessment of your opportunities for future growth at the time of the acquisition.

3. Describe for us the nature of the network location intangible assets recorded in your business combinations. Tell us how you have determined that the excess capacity on the acquired towers meets the recognition criteria of an intangible asset under SFAS 141.

4. We note your response to comment 5. In applying SFAS 144, you group your long-lived assets for purposes of recognition and measurement of impairment loss into two groups: your customer related intangible assets and your individual tower and related assets. We also note that you consider the contractual cash flows arising from the acquired customer base and acquired customer relationships to be more overarching in nature and not directly attributable to any specific tower. Therefore, you do not group this intangible asset with individual towers and related assets. In this regard, it is unclear to us how you concluded that you can separately identify cash flows generated from customer related intangible assets and the cash flows generated from the towers. If the cash flows used in each analysis are the same, tell us why that is appropriate given that they are used to support the value of two different assets. It appears to us that the cash flows generated from the intangible asset and the tower are not largely independent. Therefore, it appears that your lowest asset group is each individual tower and the contracts covered by that tower. Please revise or advise, addressing in detail paragraph 10 of SFAS 144.

5. Tell us what you mean by your statement that "we will record an impairment charge on our towers and the related intangible assets." Please clarify the nature of the related intangible assets that are grouped with the individual towers.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Note 11. Business Acquisition, page 17

6. Based on your disclosure in the table at page 7, it appears that you recorded customer relationships of $24.7m associated with your acquisition of XCEL as "acquired customer base." This classification appears inconsistent with your previous explanation of the difference between customer relationships and customer base. In your May 19, 2009 response, you state that your acquired customer base intangible assets result from the allocation of the purchase price of groups of tower assets that did not constitute a business. In this regard, please clarify the nature of the customer-related intangible assets recorded in this acquisition and the methodology used to value them.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director